PAMPA ENERGÍA S.A.

Notice of Conditional Full Redemption to Holders of 7.500% Notes due 2027 (the “Notes”)

December 5, 2024

CUSIPs:

144A: 697660AA6

Reg S: P7464EAA4

ISINs:

144A: US697660AA69

Reg S: USP7464EAA49

Common Codes:

144A: 155564636

Reg S: 155566132[1]

NOTICE IS HEREBY GIVEN that Pampa Energía S.A. (the “Company”) has elected to, subject to the satisfaction or waiver by the Company of the Redemption Condition (as defined below), redeem in full the outstanding principal amount of the Notes on January 24, 2025 (the “Redemption Date”), pursuant to the terms and conditions of the Notes.

Pursuant to Section 3.04 of the Indenture, the Company’s obligation to pay the Redemption Price (as defined below) on the Redemption Date shall be conditioned upon the consummation, on or prior to the Redemption Date, of an offering of notes by the Company yielding net proceeds to the Company sufficient to pay (i) the Redemption Price and (ii) any expenses incurred in connection herewith (if any), on terms and conditions that are satisfactory to the Company, and receipt by the Company of the net proceeds therefrom on or prior to the Redemption Date (the “Redemption Condition”). If the Redemption Condition has not been satisfied on or prior to the Redemption Date (or waived by the Company in its sole discretion), this notice of conditional redemption (the “Notice of Conditional Redemption”) may be rescinded by the Company, in which case the Notice of Conditional Redemption shall be of no further effect and none of the Notes shall be deemed due and payable on the Redemption Date. If the Redemption Condition has not been satisfied or waived by the Company on or before the Redemption Date and the redemption of the Notes has been rescinded or delayed, notice will be given pursuant to applicable provisions of the Indenture.

Subject to the satisfaction or waiver by the Company of the Redemption Condition, the Notes will be redeemed at a redemption price of 100.000% of the principal amount of the Notes (U.S.$1,000 per U.S.$1,000 principal amount of the Notes) plus accrued and unpaid interest, if any, on the Notes to (but not including) Redemption Date, together with Additional Amounts (as defined in the Indenture (as defined below)), if any, on the principal amount of the Notes and on such accrued and unpaid interest (the “Redemption Price”).

[1] No representation is being made as to the correctness of any CUSIP, ISIN or common code number either as printed on the Notes or as contained in this notice of redemption and each holder should rely only on the other identification numbers printed on the Notes.

 Payment on the Notes will be made on the Redemption Date by payment of the Redemption Price on the Business Day prior to the Redemption Date to the account of The Bank of New York Mellon, as paying agent under the Notes (the “Paying Agent”) pursuant to the indenture (the “Indenture”) entered into by and among the Company, as issuer, The Bank of New York Mellon, as trustee (the “Trustee”), paying agent, registrar and transfer agent, and Banco Santander Argentina S.A. (formerly Banco Santander Río S.A.), as Argentine registrar and transfer agent, Argentine paying agent and representative of the Trustee in Argentina (the “Trustee’s Representative in Argentina”), dated as of January 24, 2017. Following receipt of the Redemption Price, the Paying Agent will cause funds to be paid on the Redemption Date to CEDE & CO. (as the registered holder of the Notes) for further payment to DTC’s participants. This notice is given by the Company pursuant to Sections 3.04 and 10.02 of the Indenture.

If the Redemption Condition has been satisfied or waived by the Company on or before the Redemption Date, (i) on the Redemption Date, all Notes will become due and payable at the Redemption Price and (ii) on and after the Redemption Date, as long as the Company has deposited with the Paying Agent funds in satisfaction of the Redemption Price, interest will cease to accrue on the Notes. Upon the redemption, the Notes will be cancelled and any obligation thereunder extinguished.

Notes are to be surrendered for redemption at the corporate trust office at the address listed below, or the office of the Trustee’s Representative in Argentina located in the City of Buenos Aires, provided that any notes held in global form will be surrendered in accordance with the policies and procedures of the Depositary (as defined in the Indenture). Notes called for redemption must be so surrendered in order to collect the Redemption Price.

Paying Agent Address for Redemptions:

BNY Corporate Trust

Attention: Transfers/Redemptions

500 Ross Street, Suite 625

Pittsburgh, PA 15262

Payment of the Redemption Price will made in accordance with the Depositary’s applicable procedures.

For more information or if you have any questions regarding this notice, please contact the Company by reaching out to investor@pampa.com.

[Signature Page to Redemption Notice]

Pampa Energía S.A.

By:

Name: Gustavo Mariani

Title: Representative

By:

Name: Adolfo Zuberbuhler

Title: Representative

[Signature Page to Redemption Notice]